AB 8/23

EB 8/23 *

06000219

OMMISSION
49

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SEC MAIL RECEIVED APR 19 2006 WASH, D.C. 209 SECTION

ANN... AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25819

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Securities Investment, Inc., d/b/a Howard Gary & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4141 North Miami Avenue, Suite 307

(No. and Street)

Miami, Florida 33127-2869

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard V. Gary, President and C.E.O. -- 305.571.1380

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yvonne M. Taylor, C.P.A.

(Name – *if individual, state last, first, middle name*)

19930 Northwest Third Court, Miami, Florida 33169

(Address) (City) (State) (Zip Code)

PROCESSED AUG 3 1 2006 THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kishor M. Parekh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Securities Investment, Inc., d/b/a Howard Gary & Company, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

4.11.06

NADINE WILSON
Notary Public - State of Florida
My Commission Expires Dec 3, 2008
Commission # DD 370301
Bonded By National Notary Assn.

Nadine Wilson

Notary Public

Signature

Senior Vice President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Yvonne M. Taylor
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
M Securities Investment, Inc.
D/B/A Howard Gary & Company

I have audited the accompanying statement of financial condition of M Securities Investment, Inc., d/b/a Howard Gary & Company as of December 31, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M Securities Investment, Inc., d/b/a/ Howard Gary & Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. However, over a period of several years, the Company suffered recurring losses from operations and had negative cash flows from operations that raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are also described in Note 6 of the financial statements and do not include any adjustments that might result from the outcome of this uncertainty.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miami, Florida
April 11, 2006

19930 NW 3rd Court, Miami, Florida 33169 **Tel: 305.498.5898**
ymtaylor@bellsouth.net

Member: American Institute of Certified Public Accountants (AICPA)

[redacted]

M SECURITIES INVESTMENT, INC.
D/B/A HOWARD GARY & COMPANY
STATEMENT OF FINACIAL CONDITION
DECEMBER 31, 2005

	2005
ASSETS	
Cash, including certificate of deposit	$ 1,794,445
Investment	-
Restricted cash	100,000
Accounts receivable	54,981
Prepaids	3,236
Total current assets	1,952,662
Property and equipment, Net	11,278
Total assets	$ 1,963,940
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Management fees payable	$ 217,341
Accrued expenses	12,500
Accrued interest payable, related party	427,040
Due to officer	-
Total current liabilities	656,881
Long term liabilities:	
Subordinated loans payable, related party	468,000
Total liabilities	1,124,881
Commitments and contingencies	-
Stockholders' equity:	
Common stock, no par value; 100 shares authorized, issued and outstanding	6,000
Additional paid-in capital	854
Retained earnings	832,205
Total stockholders' equity	839,059
Total liabilities and stockholders' equity	$ 1,963,940

See accompanying notes to financial statements